BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

 July 14, 2010

Jessica Barberich, Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008; Form 10-Q for the period ended July 31, 2009; and Form 10-K for the period ended October 31, 2009

Filed January 29, 2009; September 14, 2009; and February 22, 2010

File No. 0-02844

Dear Ms. Barberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 16, 2010 with respect to the above-referenced filing (the “Form 10-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-Q for the period ended July 31, 2009

Note 2 – Significant Accounting Policies, page 5

1.

We have reviewed your response to prior comment 2.  We await the filing of you[r] amendment; upon reviewing your amendment we may have additional comments.

Company Response:

We confirm that, as stated in our response to prior comment 2, we will file the amendment following completion of the staff’s review.  We acknowledge that, after the amendment is filed, the staff may have additional comments.

CONFIDENTIAL TREATMENT REQUESTED

                                                                                                                                                       BY BLUE RIDGE REAL ESTATE COMPANY

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

2.

We have reviewed your response to prior comment 3.  Please tell us how you determined that it was appropriate to use a single period capitalization method to value the golf course which began operations in 2007 and has operated at a loss since then.  We note that a single period capitalization method is generally appropriate for a mature business with stable earnings and can only handle a constant growth rate assumption.  In your response, please tell us the consideration you gave to using alternative cash flow models that allow for different short-term and long-term growth rates to be considered.

Company Response:

We acknowledge that alternative cash flow models would enable consideration of different short-term and long-term growth rates.  However, any valuation analysis must be based on reasonable assumptions.  As explained below, the single period capitalization method was used because appropriate data was available to support the necessary assumptions; alternative cash flow models were not used because appropriate data was not available to support a discounted cash flow analysis.

With respect to a variety of real estate operations and other businesses, survey data generally is available to support assumptions utilized in connection with discounted cash flow analyses, including annual growth rates of income and expenses, terminal capitalization rates and discount rates.  However, our golf course appraiser has advised us that reliable survey data with respect to these items was not available in connection with golf course operations; on the other hand, national and regional survey data with respect to a single period capitalization rate was available for golf courses.  Based on discussions with our golf course appraiser, we believe the availability of survey data relating to a single period capitalization method indicates that this method is utilized by parties to real estate transactions involving the sale of golf courses.  Accordingly, the single capitalization method was utilized to support the valuation of our golf course derived under the sales comparison approach.  As noted in the response to prior comment 4, the sales comparison approach suggested a value only $50,000 different than the value derived from the single period capitalization approach.

3.

Your response to prior comment 3 also indicates that the appraisal of the golf course included a sales comparison approach, based on four comparable sales of 18-hole golf courses in eastern Pennsylvania.  Please tell us how you determined that the sales of these golf courses were comparable to your property.  Specifically, tell us when each sale occurred, the approximate distance that each

CONFIDENTIAL TREATMENT REQUESTED

                                                                                                                                                       BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

July 14, 2010

of the properties is from your golf course, the sale prices, and any other significant data that you considered.

Company Response

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

Information with regard to the four comparable sales is set forth below.  As described below, adjustments were made to the sales price of the compared properties to take into account the inferior physical condition and topographical traits of the four golf courses as compared to our golf course, as well as inferior amenities at two of the golf courses as compared to our golf course.  In this regard, we note that the Jack Frost National Golf Course has been recognized for its higher than typical design and condition.  For example, in 2009, Golfweek magazine listed the golf course as number 20 on its list of top new golf courses in the United States, and in 2010 it listed the course as number 9 on its list of the best golf courses in Pennsylvania.

Sale Number One

•

Date of Sale – March 15, 2004

•

Approximate distance of property from our golf course – 70 miles

•

Sales Price – [***]

•

Adjustment Factors – The price was adjusted upwards by approximately 20 percent (to [***]) to account for the golf course’s inferior overall physical condition and topographical traits, as well as its inferior amenities as compared to our golf course.

Sale Number Two

•

Date of Sale – March 31, 2005

•

Approximate distance of property from our golf course – 70 miles

•

Sales price – [***]

•

Adjustment Factors – The price was adjusted upwards by approximately 15 percent (to [***]) to account for the golf course’s inferior overall physical condition and topographical traits as compared to our golf course.

Sale Number Three

•

Date of Sale – December 11, 2007

•

Approximate distance of property from our golf course – 35 miles

•

Sales Price – [***]

CONFIDENTIAL TREATMENT REQUESTED

                                                                                                                                                       BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

July 14, 2010

•

Adjustment Factors – The price was adjusted upwards by approximately 15 percent (to [***]) to account for the golf course’s inferior overall physical condition and topographical traits as compared to our golf course.

Sale Number Four

•

Date of Sale – May 9, 2007

•

Approximate distance of property from our golf course – 40 miles

•

Sales Price – [***]

•

Adjustment Factors – The price was adjusted upwards by approximately 65 percent (to [***]) to account for the golf course’s inferior overall physical condition and topographical traits, as well as its inferior amenities as compared to our golf course.

4.

We also note in your response to comment 3 that you used a sales comparison approach to determine the value of the land and that the per acre prices of the other sales were adjusted to the extent that the property was deemed inferior or superior to your land from the standpoint of overall size, physical traits, improvements and ingress/egress.  Please also advise us of the timing of these sales you determined to be comparable.

Company Response:

The eight properties subject to the sales comparison approach were sold during the period from October 30, 2007 to February 4, 2010.  Specifically, the sales occurred on October 30, 2007; November 20, 2007; January 3, 2008; April 11, 2008; August 29, 2008; November 26, 2008; September 2, 2009 and February 4, 2010.

5.

You state that management has determined to market the golf course and the PRD as one parcel to a national developer; please tell us what consideration you have given to presenting the properties as held for sale based on the criteria in ASC FASB 360-10-45-9.

Company Response:

We have determined that, at the present time, the properties cannot properly be presented as held for sale.  In this regard, although we have prepared some marketing materials, we have not yet listed the properties with a real estate broker and, therefore, the properties are not yet being actively marketed.  We will periodically reevaluate the applicability of the criteria in ASC FASB 360-10-45-9 for classifying a long-lived asset as held for sale, and will reclassify the property at such time as all the criteria are met.

CONFIDENTIAL TREATMENT REQUESTED

                                                                                                                                                       BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

July 14, 2010

Please do not hesitate to contact Alan Singer or Joanne Soslow of our counsel, Morgan, Lewis

& Bockius LLP, if you have any questions or comments with regard to these responses.  Mr. Singer’s telephone number is 215-963-5224 and Ms. Soslow’s telephone number is 215-963-5262.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company

CONFIDENTIAL TREATMENT REQUESTED

                                                                                                                                                       BY BLUE RIDGE REAL ESTATE COMPANY